UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 205491

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

WalkMe Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M97628107

(CUSIP Number)

12/31/2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97628107

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Partners IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,429,021 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,429,021 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,429,021 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.40% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents Ordinary Shares held on December 31, 2021 by Scale Venture Partners IV, LP (“SVP IV”). Scale Venture Management IV, LLC (“SVM IV”) is the general partner of Scale Venture Management IV, LP (“SVM LP”), the general partner of SVP IV. SVM IV is the ultimate general partner of SVP IV and has sole voting and dispositive power with respect to the shares held by SVP IV.

(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,429,021 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,429,021 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,429,021 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.40% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents Ordinary Shares held on December 31, 2021 by Scale Venture Partners IV, LP (“SVP IV”). Scale Venture Management IV, LLC (“SVM IV”) is the general partner of Scale Venture Management IV, LP (“SVM LP”), the general partner of SVP IV. SVM IV is the ultimate general partner of SVP IV and has sole voting and dispositive power with respect to the shares held by SVP IV.

(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,429,021 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,429,021 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,429,021 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.40% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents Ordinary Shares held on December 31, 2021 by Scale Venture Partners IV, LP (“SVP IV”). Scale Venture Management IV, LLC (“SVM IV”) is the general partner of Scale Venture Management IV, LP (“SVM LP”), the general partner of SVP IV. SVM IV is the ultimate general partner of SVP IV and has sole voting and dispositive power with respect to the shares held by SVP IV.

(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,429,021 (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,429,021 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,429,021 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.40% (2)
12.	Type of Reporting Person (See Instructions) IN

(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

(3)

Represents Ordinary Shares held on December 31, 2021 by Scale Venture Partners IV, LP (“SVP IV”). Scale Venture Management IV, LLC (“SVM IV”) is the general partner of Scale Venture Management IV, LP (“SVM LP”), the general partner of SVP IV. SVM IV is the ultimate general partner of SVP IV and has sole voting and dispositive power with respect to the shares held by SVP IV. The reporting person is a manager of SVM IV and shares voting and dispositive power over the shares held by SVP IV with the other managers of SVM IV. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

CUSIP No. M97628107

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Stacey Bishop
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,429,021 (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,429,021 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,429,021 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.40% (2)
12.	Type of Reporting Person (See Instructions) IN

(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

(3)

Represents Ordinary Shares held on December 31, 2021 by Scale Venture Partners IV, LP (“SVP IV”). Scale Venture Management IV, LLC (“SVM IV”) is the general partner of Scale Venture Management IV, LP (“SVM LP”), the general partner of SVP IV. SVM IV is the ultimate general partner of SVP IV and has sole voting and dispositive power with respect to the shares held by SVP IV. The reporting person is a manager of SVM IV and shares voting and dispositive power over the shares held by SVP IV with the other managers of SVM IV. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

CUSIP No. M97628107

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Andrew Vitus
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,429,021 (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,429,021 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,429,021 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.40% (2)
12.	Type of Reporting Person (See Instructions) IN

(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

(3)

Represents Ordinary Shares held on December 31, 2021 by Scale Venture Partners IV, LP (“SVP IV”). Scale Venture Management IV, LLC (“SVM IV”) is the general partner of Scale Venture Management IV, LP (“SVM LP”), the general partner of SVP IV. SVM IV is the ultimate general partner of SVP IV and has sole voting and dispositive power with respect to the shares held by SVP IV. The reporting person is a manager of SVM IV and shares voting and dispositive power over the shares held by SVP IV with the other managers of SVM IV. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

(a) Name of Issuer WalkMe Ltd. (b) Address of Issuer’s Principal Executive Offices 1 Walter Moses Street Tel Aviv, 6789903, Israel

Item 2.

(a)   Name of Person Filing

Scale Venture Partners IV, LP; Scale Venture Management IV, LLC; Scale Venture Management IV, LP; Rory O’ Driscoll; Stacey Bishop and Andrew Vitus

(b)   Address of Principal Business Office or, if none, Residence

Scale Venture Partners IV, LP: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Scale Venture Management IV, LP: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Scale Venture Management IV, LLC: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Rory O’Driscoll:      950 Tower Lane, Suite 1150, Foster City, CA 94404

Stacey Bishop:         950 Tower Lane, Suite 1150, Foster City, CA 94404

Andrew Vitus:         950 Tower Lane, Suite 1150, Foster City, CA 94404

(c)   Citizenship

Scale Venture Partners IV, LP, Scale Venture Management IV, LLC and Scale Venture Management IV, LP are organized in Delaware. Each of Rory O’Driscoll, Stacey Bishop and Andrew Vitus are US citizens.

(d)   Title of Class of Securities

Ordinary Shares

(e)   CUSIP Number

M97628107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
	Scale Venture Partners IV, LP	9,429,021 (3)
	Scale Venture Management IV, LP	9,429,021 (3)
	Scale Venture Management IV, LLC	9,429,021 (3)
	Rory O’Driscoll	9,429,021 (3)
	Stacey Bishop	9,429,021 (3)
	Andrew Vitus	9,429,021 (3)

(b)	Percent of Class:
	Scale Venture Partners IV, LP	11.40% (2)
	Scale Venture Management IV, LP	11.40% (2)
	Scale Venture Management IV, LLC	11.40% (2)
	Rory O’Driscoll	11.40% (2)
	Stacey Bishop	11.40% (2)
	Andrew Vitus	11.40% (2)
(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:
	Scale Venture Partners IV, LP	9,429,021 (3)
	Scale Venture Management IV, LP	0
	Scale Venture Management IV, LLC	9,429,021 (3)
	Rory O’Driscoll	0
	Stacey Bishop	0
	Andrew Vitus	0
	(ii) Shared power to vote or to direct the vote:
	Scale Venture Partners IV, LP	0
	Scale Venture Management IV, LP	9,426,021 (3)
	Scale Venture Management IV, LLC	0
	Rory O’Driscoll	9,429,021 (3)
	Stacey Bishop	9,429,021 (3)
	Andrew Vitus	9,429,021 (3)
	(iii) Sole power to dispose or to direct the disposition of:
	Scale Venture Partners IV, LP	9,429,021 (3)
	Scale Venture Management IV, LP	0
	Scale Venture Management IV, LLC	9,429,021 (3)
	Rory O’Driscoll	0
	Stacey Bishop	0
	Andrew Vitus	0
	(iv) Shared power to dispose or to direct the disposition of:
	Scale Venture Partners IV, LP	0
	Scale Venture Management IV, LP	9,429,021 (3)
	Scale Venture Management IV, LLC	0
	Rory O’Driscoll	9,429,021 (3)
	Stacey Bishop	9,429,021 (3)
	Andrew Vitus	9,429,021 (3)

(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

(3)

Represents Ordinary Shares held on December 31, 2021 by Scale Venture Partners IV, LP (“SVP IV”). Scale Venture Management IV, LLC (“SVM IV”) is the general partner of Scale Venture Management IV, LP (“SVM LP”), the general partner of SVP IV. SVM IV is the ultimate general partner of SVP IV and has sole voting and dispositive power with respect to the shares held by SVP IV. The reporting person is a manager of SVM IV and shares voting and dispositive power over the shares held by SVP IV with the other managers of SVM IV. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not applicable

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

SCALE VENTURE PARTNERS IV, L.P.		SCALE VENTURE MANAGEMENT IV, L.P.

By:	Scale Venture Management IV, L.P its General Partner	By:	Scale Venture Management IV, LLC its General Partner

By:	/s/ Andrew Vitus	By:	/s/ Andrew Vitus
	Name: Andrew Vitus		Name: Andrew Vitus
	Title: Managing Member		Title: Manager

SCALE VENTURE MANAGEMENT IV, LLC

By:	/s/ Andrew Vitus	By:	/s/ Andrew Vitus
	Name: Andrew Vitus		Name: Andrew Vitus
Title: Manager

By:	/s/ Rory O’Driscoll	By:	/s/ Stacey Bishop
	Name: Rory O’Driscoll		Name: Stacey Bishop